AMENDED

SEC

19008848

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2626 Dale Earnhardt Blvd
(No. and Street)

Kannapolis	NC	28083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy M VanHamme 704-295-6631

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC

(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 07 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2018

OATH OR AFFIRMATION

I, Tracy M VanHamme, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JBS Liberty Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY D. JONES
Notary Public, North Carolina
Cabarrus County
My Commission Expires
December 07, 2019

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JBS LIBERTY SECURITIES, INC.
Table of Contents

elliott davis

Report of Independent Registered Public Accounting Firm

To the Stockholder
JBS Liberty Securities, Inc.
Kannapolis, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, PLLC

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 26, 2019

JBS LIBERTY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS	
Current assets:	
Cash and cash equivalents	$ 59,711
Receivables from broker-dealers	10,118
Contract fees receivable	11,071
Other receivables	185
Prepaid expenses	1,563
Deferred income taxes	23,577
	106,225
Total assets	$ 106,225

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current liabilites:	
Accounts payable and accrued expenses	16,850
Total liabilities	16,850
STOCKHOLDER'S EQUITY	
Common Stock; 100 shares issued, authorized and outstanding, no par value	-
Contributed capital	105,000
Retained Earnings	(15,625)
Total stockholder's equity	89,375
Total liabilities and stockholder's equity	$ 106,225

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUE	
Retail commissions	$ 283,896
Service fees	91,489
Total revenue	375,385
OPERATING EXPENSES	
Employee compensation and benefits	225,662
Management fees	27,000
Regulatory fees and expenses	29,968
Rent and occupancy	21,322
Professional fees	32,668
General and administrative expenses	19,414
Insurance	10,584
Consulting expense	9,700
Education	990
Miscellaneous	13,143
Total operating expenses	390,451
Net loss before income taxes	(15,066)
(PROVISION) BENEFIT FOR INCOME TAXES	
Current - benefit	-
Deferred	3,409
Total benefit for income taxes	3,409
Net loss	$ (11,657)

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2017	$ 105,000	$ (3,968)	$ 101,032
Net loss for the year ended December 31, 2018	-	(11,657)	(11,657)
BALANCE AT DECEMBER 31, 2018	$ 105,000	$ (15,625)	$ 89,375

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (11,657)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivables from broker-dealers	(238)
Decrease in contract fees receivable	1,994
Decrease in other receivables	1,933
Decrease in prepaid expenses	100
Increase in accounts payable and accrued expenses	2,420
Decrease in intercompany payable	(540)
Increase in deferred revenue	(3,409)
Net cash provided by operating activities	(9,397)
Decrease in cash	(9,397)
CASH, BEGINNING OF YEAR	69,108
CASH, END OF YEAR	$ 59,711
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Kannapolis, North Carolina, and is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker dealers on a fully disclosed basis.

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value.

Receivables from Broker-Dealers and Contract Fee

Receivables from broker-dealers are reported at the amount management expects to collect on balances outstanding at year-end. Receivables from contract fees are reported at the amount management charges for being licensed with the broker-dealer. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible. There were no losses during 2018 and no allowance was recognized.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Service Fees

Service fees are charged on a monthly basis for being licensed with the broker-dealer.

Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Unrecognized Tax Benefit

The Company accounts for income taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes related primarily to temporary differences in depreciation calculated for book and tax purposes, allowance for doubtful accounts, and contingent liabilities. The deferred tax liability represents the future tax benefit of those differences.

The Company records net deferred tax liabilities to the extent the assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholder will not be subject to additional tax, penalties, and interest as a result of such challenge. The income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently adopted authoritative guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of override commissions from brokerage business and service fees. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, the FASB issued new guidance on lease accounting which will require lessees to recognize assets and liabilities on their balance sheet for the rights and obligations created by operating leases and will also require disclosures designed to give users of financial statements information on the amount, timing, and uncertainty of cash flows arising from leases. The new guidance will be effective for us in our first quarter of fiscal 2019 and early adoption is permitted. We are evaluating the impact to our Consolidated Financial Statements as it relates to other aspects of the business.

NOTE 2 – INCOME TAXES

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation allowance was established as of December 31, 2018, as full realization of the future deductions is anticipated.

NOTE 2 – INCOME TAXES (Continued)

The Tax Cuts and Jobs Act (TCJA) was signed into law by the President on Friday December 22, 2017. The TCJA includes the reduction in the corporate tax rate from a top rate of 35% to a flat rate of 21%, changes in business deductions, and many international provisions.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 21% to income before income taxes follows for the years ended December 31:

	2018
Tax (benefit) at statutory rate	(3,164)
State income tax, net of federal income tax benefit	(353)
Permanent adjustments	93
Other	15
	$ (3,409)

The components of the provision for income taxes expense (benefit) for the years ended December 31, 2018 are as follows:

	2018
Current:	
Federal	$ 0
State	0
	0
Deferred:	
Federal	(3,056)
State	(353)
	(3,409)
	$ (3,409)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2018
Deferred income tax asset (liability):	
State tax loss carryforward	3,337
Federal Income Tax Loss	16,559
Goodwill amortization	3,681
Deferred income tax asset	$ 23,577

NOTE 2 – INCOME TAXES (Continued)

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

As of December 31, 2018, the Company had state net operating loss carryforwards of $140,808 that can be deducted against future taxable income. These tax carryforward amounts begin to expire in 2028.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2018, the Company paid approximately $27,000 for management fees and $21,322 for other operating expenses.

The Company allocates certain expenses between itself and its affiliates. During 2018, the Company reevaluated its allocation for rent and payroll expenses. These amounts are allocated between companies based upon the level of activity at each company. As a result, the Company decreased the percentage of expense allocated to the Company in order to better match expenses with the revenue stream.

At December 31, 2018, there was $0 due to related parties.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentrations of credit risk primarily in its contract fees receivable. Contract fees receivable amounted to $11,071 at December 31, 2018 and are included in other assets. As of December 31, 2018, one customer accounted for one hundred percent of total contract fees receivable.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2018 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2018, the Company had no uninsured cash balances.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

The Company, in the course of its normal operations, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's financial position and results of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $52,979, which exceeded the minimum net capital requirements by $47,979. The Company's ratio of aggregate indebtedness to net capital was .32 to 1 at December 31, 2018.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

As of December 31, 2018

JBS LIBERTY SECURITIES, INC.
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Net Capital	
Total stockholder's equity	$ 89,375
Deductions and/or charges:	
Nonallowable assets:	
Other assets	(12,819)
Deferred income taxes	(23,577)
Net capital	$ 52,979
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 16,850
Other unrecorded amounts	-
Aggregate indebtedness	$ 16,850
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 1,123
Minimum Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 47,979
Ratio: Aggregate Indebtedness to net Capital	31.81%
Excess Net Capital at 1000%	$ 46,979

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2018.

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2018

elliott davis

Report of Independent Registered Public Accounting Firm

To the Stockholder
JBS Liberty Securities, Inc.
Kannapolis, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* JBS Liberty Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
February 26, 2019

JBS LIBERTY SECURITIES, INC.
EXEMPTION REPORT
December 31, 2018

EXEMPTIONS CLAIMED

JBS Liberty Securities, Inc. (the Company) only claims one exemption.

The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i). There are 3 types of exemptions to 15c3-3: (k)(1), (k)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to (k)(2)(ii), which applies to introducing broker/dealers who have a clearing relationship and do not hold customer funds or securities.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

JBS Liberty Securities, Inc.

I, Tracy M. VanHamme, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Tracy M. VanHamme
CFO